Exhibit 4.1

DESCRIPTION OF SECURITIES

The following description of Bangfu Technology Group Co., Ltd.’s (referred to herein as “we,” “our,” “us” or the “Company”) capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, as they may be amended from time to time, any certificates of designations through which we may establish the terms and conditions of particular series of stock, other documents governing the terms and conditions of particular securities and applicable provisions of Nevada law.

 Defined terms used herein and not defined herein shall have the meaning ascribed to such terms in the Company’s Annual Report on Form 10-K.

Common Stock

We are authorized to issue 75,000,000 shares of common stock, par value $0.001 per share, of which 7,950,500 shares of common stock were issued and outstanding as of September 28, 2021. Each share of our common stock is entitled to one vote. There is no cumulative voting. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock that are present in person or represented by proxy. Holders of common stock representing a majority of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. Holders of common stock have no pre-emptive or conversion rights and there are no redemption provisions applicable to the common stock. Holders of our common stock are entitled to receive ratably all dividends, if any, as may be declared from time to time by our Board of Directors out of the funds legally available.